November 29, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  Filing Desk

Re:

Renaissance Capital Greenwich Funds
SEC File Nos. 333-21311 and 811-08049

Ladies and Gentlemen:

On behalf of Renaissance Capital Greenwich Funds (the “Trust”), attached herewith for filing pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended, please find Post-Effective Amendment No. 25 to the Company’s Registration Statement on Form N-1A (“PEA No. 25”).  PEA No. 25 is being filed to reflect the recent name change to The Global IPO Fund (the “Fund”), to make certain revisions to the Fund’s investment objective and principal investment strategies, and to make certain other non-material changes to the Fund’s prospectus and Statement of Additional Information.

Questions concerning PEA No. 25 may be directed to Thomas R. Westle at (212) 885-5239 or Mary K. Stokes at (215) 569-5530.

Very truly yours,

/s/Thomas R. Westle

Thomas R. Westle

TRW

Enclosures

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